ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

November 25, 2024

Edward B. Baer T +1 415 315 6328 edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Aaron Brodsky

Re:	BondBloxx ETF Trust (the “Registrant”)

File Nos. 333-258986 and 811-23731

Dear Mr. Brodsky:

This letter is being filed to respond to the additional comments received from you on November 22, 2024 regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review of Post-Effective Amendment No. 47 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) filed with the SEC on September 12, 2024 and the Registrant’s initial response letter dated November 19, 2024. The staff’s comments are summarized in bold to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 50 to the Registration Statement, which the Registrant expects to be filed on or about November 25, 2024. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement. Any comment references noted herein are to the Initial Letter.

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1.	Regarding response to Comment #4: Please provide a more concrete definition of the term “middle market” for purposes of the Fund’s principal investment strategies.

The Registrant notes that the terms “middle market CLO” and “private credit CLO” are used interchangeably in the industry and that the proposed new language clarifies that “middle market CLOs are typically backed by pools of loans to small or medium-sized private companies with EBITDA values of $100 million or less.”1 The Registrant respectfully declines to make changes in response to this comment.

[1]	See, e.g., https://www.barings.com/globalassets/2-assets/perspectives/viewpoints/insights/2024/02-february/private-credit-clos.pdf.

2.	The proposed revised disclosure in response to Comment #4 provides that “the majority of each such CLO consists of a pool of loans to private companies . . .” whereas the response to Comment #3 provides that “only a minimal percentage of private credit CLOs will consist of private credit loans to public companies . . .” Please reconcile these two disclosures.

The Registrant will revise the above mentioned disclosure as follows:

The Fund is a newly-organized, actively managed exchange-traded fund (“ETF”) that does not seek to replicate the performance of a specified index. The Fund invests, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in private credit collateralized loan obligations (“CLOs”), which are CLOs in which the significant majority of each such CLO consists of a pool of loans to private companies (“private credit CLOs,” also commonly known as “middle market CLOs”).

3.	Regarding response to Comment #7, the staff notes that the proposed revised language provides that “. . . these underlying loans are rated by rating agencies, these ratings are not publicly available,” while the response to Comment #7 provides that “above referenced information is publicly available from the industry standard vendors, Intex and Bloomberg.” Please reconcile these two disclosures.

The Registrant respectfully notes that the “above referenced information is publicly available from the industry standard vendors, Intex and Bloomberg . . .” discussion is in reference to the classification of CLO deals (i.e., whether they are private credit/middle market CLOs or broadly syndicated CLOs) that the Fund will invest in. Separately, the proposed new language “. . . these underlying loans are rated by rating agencies, these ratings are not publicly available . . .” is in reference to whether the underlying private loans in the CLO deals are rated. Private companies typically do not borrow from the public/broadly syndicated credit market and therefore do not carry public ratings. Instead, when companies borrow from the private credit market, lenders and private credit CLO managers request that companies obtain ratings from rating agencies on a “private basis,” which means that their ratings would be available to lenders and private credit CLO managers only and not shared publicly.

4.	Regarding response to Comment #10, please briefly disclose the measure of the magnitude or the amount or the significance of the Fund’s use of derivative instruments.

The Registrant respectfully declines to make changes in response to this comment. The Registrant believes that its current disclosure provides investors with appropriate notice regarding the Fund’s intended use of derivative instruments. Additionally, consistent with industry practice and staff guidance, a fund may obtain the requisite exposure to comply with its 80% investment policy either through investments directly in securities or indirectly using derivatives. While the Fund does not intend to use derivatives to meet its 80% investment policy, it reserves the right to do so.

5.	Regarding response to Comment #27, the staff reiterates Comment #27 that this Fund’s disclosure regarding its ability to reject or revoke creation orders is inconsistent with Rule 6c-11 and will not accelerate filings in the future with this language.

The Registrant acknowledges the staff’s comment.

6.	Regarding the Fund’s fee table, please include a line item for acquired fund fees and expenses if applicable.

Although the Fund reserves the ability to invest in other registered investment companies, from time to time, the Registrant confirms that it has considered whether an AFFE line item is required based on the Fund’s estimated acquired fund fees and expenses for the first year of operations and determined that this line item is not required.

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Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Fund.

Sincerely,

/s/ Edward B. Baer

Edward B. Baer

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